04 MAR 23 AM 7:21

SembCorp
Industries

Rule 12g3-2(b) File No. 825109

8 March 2004

04010765

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin (Ms)
Group Company Secretary

PROCESSED
MAR 23 2004
THOMSON
FINANCIAL

Enclosure

dlw 3/23

SEMBCORP INDUSTRIES LTD

Notice Of a Change in Director's Interest In Related Company

PART I [Please complete this Part]

1. **Date of notice to issuer:** 08/03/2004

2. **Name of Director:** K Shanmugam

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. **Date of change of interest:** 05/03/2004

2. **Name of Registered Holder:** K Shanmugam

3. **Circumstance(s) giving rise to the interest or change in interest:** Others
Please specify details: Sale of Chartered Semiconductor Manufacturing Ltd's ("CSM") shares in open market at own discretion

4. Information relating to shares held in the name of the Registered Holder: -

No. of CSM shares held before the change:	200,000
As a percentage of issued share capital:	0
No. of CSM shares which are the subject of this notice:	200,000
As a percentage of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	1.755
No. of CSM shares held after the change:	0
As a percentage of issued share capital:	0

PART III

1. **Date of change of interest:**

2. **The change in the percentage level:** From % to %

3. **Circumstance(s) giving rise to the interest or change in interest:**

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of CSM shares held before the change:	200,000	0
As a percentage of issued share capital:	0	0
No. of CSM shares held after the change:	0	0
As a percentage of issued share capital:	0	0

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 08/03/2004 to the SGX